

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Mitchell Rosen
Chief Executive Officer
YS RE RAF I LLC
300 Park Avenue, 15th Floor
New York, New York 10022

Re: YS RE RAF I LLC
Post-Qualification Amendment to Offering Statement on Form 1-A POS
Filed May 2, 2023
File No. 024-11755

Dear Mitchell Rosen:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment filed May 2, 2023

General

1. Please revise to provide updated Part I information, including financial statements and outstanding securities. See Part I of Form 1-A.

2. We note your Explanatory Note that the purpose of the amendment is to file the required updated financial information of Form 1-A pursuant to Rule 252(f)(2)(i). However, it appears that several fundamental changes occurred after the qualification date of the offering statement, as disclosed in your Form 1-K for the fiscal period ended December 31, 2022. More specifically, we note your disclosure that through March 31, 2023 you raised approximately $34.24 million in capital from approximately 3,000 investors. We also note that you acquired approximately $22 million of commercial real estate. Please revise to provide complete Part II information. See Rule 252(f)(2)(ii) and Part II of Form 1-A.

3.   We note your Explanatory Note that the amendment incorporates by reference the financial statements of the company filed in Part II of the company's annual report on Form 1-K for the fiscal period ended December 31, 2022, which was filed on May 1, 2023. However, it appears that you have failed to comply with the general instructions of Form 1-A regarding incorporation by reference. More specifically, an issuer may only incorporate by reference previously filed financial statements if the issuer meets certain conditions, including: (i) the issuer makes the financial statement information that is incorporated by reference readily available and accessible on a website maintained by or for the issuer; and (ii) the issuer must state that it will provide to each holder of securities, including any beneficial owner, a copy of the financial statement information that has been incorporated by reference in the offering statement upon written or oral request, at no cost to the requester, and provide the issuer's website address, including the uniform resource locator (URL) where the incorporated financial statements may be accessed. See General Instructions III.(a)(2)(B) and (C) of Form 1-A. Please revise accordingly.

4.   We note that your Form 1-SA for the fiscal semiannual period ended June 30, 2022 and your Form 1-K for the fiscal period ended December 31, 2022 disclose investments entered into February 25, 2022 and March 4, 2022. We also note that your Form 1-A underlying the post-qualification amendment was qualified February 24, 2022. Please tell us when any diligence, discussions, negotiations, and/or other similar activities commenced in connection with the three investments entered into February 25, 2022 and March 4, 2022, respectively. To the extent such activities commenced on or before February 24, 2022, please tell us how you concluded the disclosure in your Form 1-A complied with the form requirements. Refer, for example, to Items 6, 7, and 9 of Form 1-A and Item 11 of Industry Guide 5. Additionally, please provide us with the significance tests performed when evaluating these three acquisitions in determining that standalone financial statements and aggregate pro forma data were not required in connection with those acquisitions.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn